UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Changes Board of Directors	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, S.A. and its Committees, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, at its meeting held today, have unanimously adopted the following resolutions in relation to its Board of Directors and its Committees:

1º.- Changes relating to the Board of Directors:

− To take note and accept the respective voluntary resignations presented to their positions as Proprietary Directors of Telefónica, S.A. by Mr. Ignacio Moreno Martínez and Mr. Jordi Gual Solé, in order to allow the Company to continue evolving in the implementation of best practices and recommendations in Corporate Governance with regard to the number and composition of its Board of Directors.

The Board of Directors appreciated the services rendered to the Telefónica Group during their respective tenures.

− Consequently, Mr. Ignacio Moreno Martínez and Mr. Jordi Gual Solé will cease to be members of the Committees of the Board of Directors of which they were part. In particular, Mr. Moreno was Chairman of the Regulation and Institutional Affairs Committee, and Member of the Audit and Control Committee, and of the Sustainability and Quality Committee. On the other hand, Mr. Gual was Member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.

− It has been resolved to propose, at the appropriate time, the appointment of both as Members of the Advisory Board of Telefónica España and as Members of the Board of Directors of Telefônica Brasil, S.A.

2º.- Changes relating to the Board of Directors’ Committees:

− To appoint the Independent Director, Ms. María Luisa García Blanco, as Member of the Sustainability and Quality Committee.

− To appoint the Independent Director, Ms. María Luisa García Blanco, as Chairwoman of the Sustainability and Quality Committee, in replacement of the

Other External Director, Mr. Francisco Javier de Paz Mancho, who continues as Member of such Committee.

− To appoint the Independent Directors, Mr. Juan Ignacio Cirac Sasturain and Ms. Carmen García de Andrés, as Members of the Regulation and Institutional Affairs Committee.

− To appoint the Other External Director, Mr. Francisco Javier de Paz Mancho, as Chairman of the Regulation and Institutional Affairs Committee.

− To appoint the Independent Director, Ms. María Rotondo Urcola, as Member of the Audit and Control Committee.

Consequently, the composition of the Committees is the following:

Audit and Control Committee

- Mr. Peter Löscher (Chairman)
- Mr. José Javier Echenique Landiríbar
- Ms.Carmen García deAndrés
- Ms.María Rotondo Urcola

Nominating, Compensation and Corporate Governance Committee

- Mr. José Javier Echenique Landiríbar (Chairman)
- Mr. Peter Erskine
- Ms.MaríaLuisa García Blanco
- Mr. Peter Löscher
- Mr. Francisco Javier de Paz Mancho

Sustainability and Quality Committee

- Ms.Maria Luisa García Blanco(Chairwoman)
- Mr. Juan Ignacio Cirac Sasturain
- Ms. Carmen García de Andrés
- Mr. Francisco Javier de Paz Mancho
- Ms.María Rotondo Urcola
- Ms.Claudia Sender Ramírez

Regulation and Institutional Affairs Committee

- Mr. Francisco Javier de Paz Mancho (Chairman)
- Mr. Juan Ignacio Cirac Sasturain
- Ms.Carmen García de Andrés
- Ms.María Luisa García Blanco

Strategy and Innovation Committee

- Mr. Peter Erskine (Chairman)
- Mr. José María Abril Pérez
- Mr.JuanIgnacioCirac Sasturain
- Ms.Verónica Pascual Boé
- Ms.Claudia Sender Ramírez

Madrid, December 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 15, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors